CARTA

333 Bush Street Floor 23, Suite 2300 San Francisco, CA 94104

Contract for NDB INC.

Subscription plan

Starter Subscription term: 12 months

 Billing frequency: 12 months

Core software fee
Security holders	Annual rate
1 - 25	$2,000.00
26 - 50	$3,500.00
51 - 75	$5,750.00
76 - 100	$8,000.00
101 - 125	$10,250.00
126 - 150	$12,500.00
151 - 175	$14,500.00
176 - 200	$16,250.00
201 - 300	$20,000.00
301 - 400	$23,000.00
401 - 500	$25,500.00
501 - 600	$28,000.00
601+ in increments of None	$0.00

Initial conversion	Total initial conversion fee
Subtotal	$2,800.00
Estimated tax	$0.00
Total amount due	$2,800.00
Customer payment terms Total amount to be charged to billing information on file.
Contract begins at time of electronic signature.

Included services

SEC Transfer Agent & Registrar Services Maintain source of truth for ownership. Security Issuances

The ongoing issuance of securities such as common stock, preferred stock, option grants, warrants and convertible notes.

Initial Conversion

Covers company setup on Carta platform and the conversion of paper securities to electronic versions, including up to 90 days of implementation assistance. If not completed within 90 days due to customer readiness, customer may be subject to an additional fee to complete remaining work, not to exceed 20% of the first years Annual fee.

Reporting

Standard reports included. Export transaction data to spreadsheets.

409A valuations

Valuations every 12 months or as needed for material updates, e.g, financings, and audit support.

Board Consents

Send board officers resolutions to approve option grants, 409As valuations, or any other resolution through the Carta platform